UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 8, 2005

CRUCELL N.V.

(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands

(Address of principal executive offices)

000-30962

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__                                           No X

ActionCall

Conference

Transcription

Date of conference	:	1 December 2005
Conference title	:	Crucell

CONFERENCE DETAILS

Conference Date:	1 December 2005

Conference Time:	12:30

Conference Duration:	Approximately 48 minutes

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 2

KEY:
words in bold	Unsure if words heard correctly - please check
??	Words could not be distinguished
(Inaudible - ....)	Words that are entirely inaudible for the specified reason

ACT ActionCall

Ladies and gentlemen, thank you for standing by. Welcome to the Crucell conference call on 1 December 2005. Throughout today's presentation all participants will be in a listen only mode. After the presentation there will be an opportunity to ask questions. If any participant has difficulty hearing the conference please press *0 on your telephone for operator assistance. I would now like to turn the conference over to Mr Leon Kruimer. Please go ahead sir.

Leon Kruimer

Thank you operator. My name is Leon Kruimer. I am CFO of Crucell. I am here together with Mr Ronald Brus, Crucell's CEO and Mr Kuno Sommer, Berna Biotech's CEO. Both gentlemen will present the slides that you will be looking at and will go into some detail in the proposed acquisition that was announced today.

Both Crucell's and Berna's management are very pleased to announce the offer by Crucell for all outstanding shares of Berna. Together the companies will create the leading independent vaccine company globally. Through this transaction we can integrate established and new technologies and we can achieve growth by combining both market products with a broad and an attractive pipeline.

Without much further ado, I'd like to hand the floor over to Ronald Brus, Crucell's CEO.

Ronald Brus

Thank you Leon. What I'd like to do with you ladies and gentlemen today is to discuss the rationale of the deal, to discuss timetable and to discuss how we go forward. In the meantime Kuno Sommer will dive into more detail on the rationale and I will hand it over after a few slides. So let me first go to the disclaimer and just go right over that towards really the slides with the details of the exchange; 0.447 Crucell shares for each Berna Biotech shares. Corresponding to CHF15.72 per share based on Crucell's closing price of Wednesday 30 November. Deal valued at CHF591 million, €381 million per close of trading Wednesday 30 November. The offer price constitutes a 27% premium on yesterday's closing price, 23% premium on the one month and 25.4% on the three month average closing price. Crucell will NASDAQ and Euronext, Amsterdam listings and Crucell is to list on the Swiss Stock Exchange.

We go over to the rationale. Ladies and gentlemen the rationale of the transaction is as follows. Together Crucell and Berna Biotech create the leading independent vaccine company. We are integrating established and new technologies and we will foresee growth by combining marketed products with a broad and attractive pipeline. The fully integrated infrastructure of Berna Biotech will be used for in-house development, production and marketing. With that the company arrives with a critical mass and a financial strength to excel and to propel it to further growth. Growing revenues will come from product sales and product launches and technology licensing through partners. There will be a very healthy net cash position and the company will face a global investor base. I'd like to stress that this is building a platform for further accelerated expansion.

I'd like to take you to the next slide where we basically describe what's happening in the vaccine arena. The vaccine industry is enjoying heightened interest today with high profile and it has higher growth than pharmaceuticals and it starts to become less fragmented. We believe that recent consolidation is changing the landscape quite dramatically and rapidly. The combination that we come forward is a fully integrated vaccine company with a very attractive investment case and it's differentiated by its innovative technologies, a broad pipeline and reputable partners.

With that I'd like to hand it over to Kuno Sommer.

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 3

Kuno Sommer

Thank you Ronald. Kuno Sommer speaking. You see here on the slide technologies, what do we do. You will hear it all over. We integrate established technologies, an established company with a company which has the innovation leads with future technologies. So Berna is bringing in vaccine technologies which are validated through products in the market. Crucell is bringing the PER.C6, STAR and MAbstract technologies which are the technologies of the future.

If you combine the two companies, we basically have three layers of growth; short, mid and long term. Short term is clear, we have products in the market. These products are on the growth pattern and will continue to grow. At the same time we have potential income streams out of the technologies so we have product income and licence income. Mid term or even short term it's a late stage pipeline where you see products which should hit the market in '06/'07. When you look at the current products our base to start growth is roughly around the 60 million. Now the late stage pipeline opens there the horizon into new dimensions. Now if you go more down the road you have the technology income, so there we have basically you see PER.C6 and STAR are well validated through a lot of basically the blue chips of the pharma and the vaccine industry. We are in a lot of initiatives so we expect out of this income stream and a further validation of the technology. The long term pipeline now as with this new combination has a balance portfolio so we all will bring now new and clinical development with partners or standalones like ??. We have to find to really go with development through from the pre-clinical to product launch with their financial situations the companies. At the same time with our technologies, the new technologies, they are the lead technologies of PER.C6, MAbstract and STAR technologies, we have a foot and we intend to a much stronger foot into the big big market of therapeutic proteins where we see tremendous growth potential, and we think our technology can really participate in the future growth.

Short term, immediate synergies also that we are both including are in biodefense where Berna is in the tradition. As you know we have a traditional flu vaccine and in biodefense we have the old small pox vaccine. Crucell is bringing a new dimension in pandemic flu, new technology in biodefense and ?? established relationship with the NIA. So we think we can leverage this past in the key markets where we are present.

We have a fully integrated structure so we will have roughly 1000 people going from preclinical up to market launch from ?? marketing around 100 people. Back end ?? whole R&D around 400 people so it's a well integrated global company where we have all the resources we need to push products through.

Global presence is as you can see from the map, we have a presence in Asia where basically the gate for us is Korea to Asia. We have a strong European base with major sites in Leiden as the headquarters and the R&D driver, and then Berne, Switzerland where we have all the commercial and basically the assets, the hardware if you want, of the new company. And we have sales set up in two big vaccine markets in Europe which is Spain and Italy. And also a development entity in Germany.

Ronald Brus

With that I'd like to take this over but just to reiterate that we have a very solid growth story. We have a short term growth due to the market of vaccines and the licensing opportunities. Medium term, as soon as it kicks in in 2006 due to new vaccine launches, and long term due to new vaccine launches, royalties that come in on the products and especially like Kuno said, on the exciting area of therapeutic proteins where we are going to do more and more.

The company has a low risk/high income royalty stream model that is a little bit comparable with what we believe with the Intel Insight strategy, and that's obviously based on the PER.C6 and the STAR licensing. There will be now a mix of marketed products and development programmes with strong partners in this fast growing market. And lastly, the potential upside that we see as a tremendous value for protein products but also now combining biotec from the Berna side with their entire infrastructure with our biotech capabilities, we will play a more major role in biodefense and pandemic programmes.

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 4

Let me guide you through this pro forma revenues and the cash situation. Obviously this is based on 2004 revenues but what you see, the pro forma combination will have roughly revenues of around 160 million, and cash and short term investments per June 2005 will be around 230 million. We believe this is a cash position that is so healthy that it can propel for future growth.

Basically slide number 16 fits this altogether with the statement that we really complement each other. It's not a merger, a thing that is driven by cost savings or job cutting no. It's 100 years of vaccine history combined with new technology, with the idea to sell more vaccines to be better present in the current market and to launch new technologies there.

I'd like to go over to the next topic which is governance and organisation. On slide number 18 you see that the combined entity will operate under the Crucell name. Crucell operates in accordance with Dutch corporate governance rules. Three members of the Berna Biotech board will be nominated to join Crucell's supervisory board; it's Jürg Witmer, Dominik Koechlin and Claude Thomann. Two members of the Berna Biotech will join the management committee of Crucell; it's Kuno Sommer and Simon Rothen. With that we have an organisation structure that I firmly believe is ready to do the next step in the direction of further growth. We have our chief financial officer, Leon Kruimer and we have René Beukema our general counsel. We added here strategy and integration done by John Lambert. John is the ex-president of Chiron Vaccines and the ex-president of Aventis MSD Vaccines. Then we have the three pillars; the one who is basically investing the money; the chief scientific officer Jaap Goudsmit. The one who is making the money is the chief business officer and the one who makes sure that all operations go smoothly is Simon Rothen. We believe that the proposed management committee is a very seasoned and experienced one.

I'd like to take you to the proposed supervisory board and you will see the three new panel; Jürg Witmer, Dominic Koechlin and Claude Thomann. We feel we have a board with broad international experience and know-how of the pharmaceutical industry. We feel that it is essential to bring this company further in its growth potential.

Let us move to the summary. We have a recommended exchange offer for all outstanding shares of Berna Biotech. The ratio is 0.447 Crucell shares for each Berna Biotech share corresponding to an offer value of CHF15.72 per share, that's a 27.3% premium on yesterday's closing share price and Crucell is to create a secondary listing on the Swiss Stock Exchange. Together, Crucell and Berna Biotech create the leading independent vaccine company, integrating established and new technologies and growth by combining marketed products with a broad and attractive pipeline potential. Fully integrated infrastructure for the in-house development of all the innovations that Crucell brings, production and marketing. A company with a critical mass and a financial strength to meet its potential. Growing revenues from products sales and technology licensing through partners, healthy net cash position and a global investor base.

With that I'd like to end the presentation and hand it over to Leon Kruimer.

Leon Kruimer

Yes thank you Ronald. After this presentation by Ronald Brus and Kuno Sommer I'd like to hand it over to the operator and invite questions from those who have called in to any of the people that are here present.

ACT ActionCall

Thank you sir. Ladies and gentlemen at this time we will begin the question and answer session. If you have a question please press *1 on your telephone. If you wish to cancel your request please press *2. Your questions will be polled in the order they are received and there will be a short pause whilst participants register for a question. If you are using speaker equipment today, please lift the handset before making your selections. One moment for the first question please. The first question comes from Mr Mutlu Gondogen. Please go ahead with your question sir.

Mutlu Gondogen

I have a couple of questions.

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 5

Secondly, in which areas do you see the biggest synergies? Can you quantify those?

And also the third is will you be rationalising Berna's product portfolio? That's it for now.

Ronald Brus

Mutlu this is Ronald. With respect to the synergies, we see two very complementary organisations. One that is making vaccines and biologicals for 100 years and one with an extremely interesting innovative pipeline coming together with the idea of bringing these new products faster to the market and use the development capacity, the production capacity, QA, regulatory and the distribution channels to make sure that you get the maximum bang for the buck. In that respect I think this is an idea combination. But it's not a combination where we like to cut costs and see if we can have some things that are overlapping, that's not the idea. We want to grow, we want to build value and we think with this transaction we can do that.

The last question that you had, I've forgot, but maybe someone can help me there?

(Inaudible - several talking at once)

Ronald Brus

Mutlu, some of my colleagues were so helpful to inform me that your question was about rationalisation of the research pipeline of Berna. Well I can tell you we rationalise our own pipeline every three months. We do that in a quarterly fashion because we feel that this is the most important thing that management can do for biotech companies. If things don't work, if things are not on the right track we either fix them or stop them. So we will do the same with Berna Biotech's portfolio. Rationalisation sounds a little bit harsh but basically that's what it is, what it takes to run the company.

Can we get the next question please?

ACT ActionCall

Thank you. The next question comes from Mr Steve McGarry. Please state your company name followed by your question.

Steve McGarry - Goldman Sachs

A couple of questions. Could you update us on the current cash position of the combined entity, and what Berna Biotech's current debt position is?

Ronald Brus

Steve, you want to do question for question or you have a list?

Steve McGarry - Goldman Sachs

I'll give you question for question if that's OK?

Ronald Brus

OK Leon will take this one.

Leon Kruimer

Yes Steve in terms of the pro formas that we bring out, of course it's the last published numbers from both companies. That number was €229 at the 30 June date, which is the middle of this year, with a net debt position of altogether about €30 million. As you know Crucell has published its third quarter numbers where our cash position actually was 111.5 on 30 September and in summary we expect the combination to have well in excess of €200 million in cash by this year end.#

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 6

Steve McGarry - Goldman Sachs

OK. Secondly just looking at the potential for cost savings, just to clarify, you say this isn't really a deal where you're going to see cost savings. If you look at Berna for example, you've got R&D facilities in Düsseldorf, you've got Berne, you've got Korea. I'm not sure if the facility in Argentina has been closed down. And you've now obviously from Crucell got Leiden as well. I'm just wondering if that is an area where you could see some rationalisation through time? And obviously cost savings associated with that. Is that something that's a possibility? And is it something that's part of the current plan?

Leon Kruimer

Yes Steve that is part of the current plan. As a matter of fact Berna itself has already taken a very active role in rationalising the number of these units of the company. The Argentina company is split off and it sold, it's gone. Obviously there might be, we will also take another look at the combined R&D facilities because that is one area where there is some overlap, one of the few areas actually where there is overlap. And to name a few things which are really trivial but true, you need one annual report and that sort of thing, but those are not the big things that drive the value. The value has to be driven by combining the resources to promote growth and we will do whatever we've done in the past I think very effectively to run a very lean and well run shop.

Steve McGarry - Goldman Sachs

Are there any other areas other than R&D and just the simplicity things that you've outlined that have further scope for cost savings because just on the pro forma '04 we're ball park looking at round about a cost base here of about €190 million. For a company of this size I'm just wondering if there's just scope for cost savings elsewhere, and could they be quantified at the current time?

Leon Kruimer

Again Steve as I said first of all the primary reason for combining the organisations is not cost savings, it's to drive future growth. We're not combining the type of companies which have enormous overlap where you can slash and cut in overheads and all kinds of costs, it's just not there. If there is areas for overlap we will certainly look at it. I think we're up to the point where the post merger integration plans are being worked out and at the time that there would be room for some material cost savings that will add to resource, we'll come out with that in our guidance for the numbers.

Steve McGarry - Goldman Sachs

OK so just moving onto the R&D pipeline, can you tell us what the timing is for the Aerugen phase 3 data?

Kuno Sommer

Aerugen, the study base will be closed in April, so then the study database will be closed and you will have the results available in the fourth quarter.

Steve McGarry - Goldman Sachs

Fourth quarter of '06 yes? OK, and assuming that's positive, we're looking at a launch, submission for approval late '06/early '07 with a launch some time in '08? Could you possibly quantify, I know it's relatively early stages at the moment, what kind of launch costs you're looking for for Aerugen in Europe?

Kuno Sommer

As you know the Aerugen is done through partners. In Europe it's ?? Europe, in the States it's Solvay and in Australia it's CSL. So in our set-up there are no costs for us to launch, we have a fixed price

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 7

which gives us a fixed margin based on the selling price, and the rest is the partner's job. You will not see increased marketing and sales costs for launching this product.

Steve McGarry - Goldman Sachs

OK that's very helpful, thank you.

ACT ActionCall

The next question comes from Mr Richard Parkes. Please state your company name followed by your question.

Richard Parkes - ING

I've just got a couple of questions on manufacturing capacity. I'm making some assumptions here but looking at Berna you've got three manufacturing sites, and current gross margins look very low; that's suggesting that you've got an under-utilisation of capacity there. I wondered if there were any plans to address that under-utilisation issue? Obviously you can put through new products onto the market but I was wondering if there was anything more immediate you could do to maybe reduce that cost?

Kuno Sommer

The immediate thing is the growth of the existing products. As you know Berna has pre-invested a lot into growth which is reflected in the gross margin, so if you take an example the Hepatitis A we have a structure in place, we can treble the sales, we can double the sales. So in the next years to come the existing facilities which are all product related will be basically a ?? scale, so through the growth we will increase gross margin. On the top of it through new projects we can further utilise our development plans but if you talk product plans they are all linked to products, so there's not a lot of multi-purpose in biologics.

Richard Parkes - ING

Can you give us an idea of what the current level of usage capacity are at those facilities?

Kuno Sommer

It goes product by product, so I told you we have basically four key products in the market and one is flu. There we can basically twice as much in the next year so it's all pre-invested; Hep A three times as much, oral typhoid twice as much and Hepatitis B is basically an endless capacity but from where the market is ??, where we are growing is Hep A, flu and oral fever and then Hepatitis B will be utilised by the combination vaccines which are already pre-invested again and we expect to launch them next year. So a lot of what you see, gross margin improvement will come through economy of scale.

Richard Parkes - ING

OK and can you just remind me, maybe Leon what manufacturing capabilities you currently have at Crucell and whether there's any overlap there or any plans for any rationalisation?

Leon Kruimer

No I think there's not so much overlap and room for integration but there is a tremendous amount of room to take our pipeline products and combine those with the facilities that Berna has. The mammalian sold facility that is here in Berne is a very good example of that. We have so far basically rented facilities. We have facilities where we make Ebola vaccines, we make our ?? virus seed stocks, we have a facility which is a BSL3 which we rent from the Dutch government and that we are making our West Nile phase 2 clinical material in at this moment. Actually, and we have also announced plans and we have started construction, of our own ?? PG plant with both the BSL2 and the BSL3 facility especially for vaccine and virus growth and vaccine production. That is a specific facility for development products that Berna does not have, so I think Mr Simon Rothen who is in

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 8

charge of operations for the new entity will have to take a critical look on how we can best optimise the product flows to these production plants.

Richard Parkes - ING

OK great. And just one final question, again for maybe Mr Sommer on the Berna products. The flu vaccine that you sell, I believe that you buy in the antigen from CSL. I was just wondering if there were any details of that contract. Is that an exclusive agreement that you have and are there any timelines on the current contract?

Kuno Sommer

It's a long term supply contract which goes back a long time and which is also a long time for the future. So this is, as you know, in any biologics, you don't just change an intermediate because then you have a new product. So it's basically a very strong partnership and will remain a strong partnership.

Richard Parkes - ING

OK great. Thanks very much.

Leon Kruimer

OK operator I think we have to, I understand there are quite a few people that want to ask questions, and what I'd like to propose is that those people posing questions pose the most pertinent one or two, so we give everybody a chance to at least pose some questions once at us.

ACT ActionCall

No problem sir. The next question comes from Mr Zubin Dastoor. Please state your company name followed by your question.

Zubin Dastoor - Neue Zürcher Bank

First of all just a follow up on the contracts. I just wanted to know in short are there any contracts with existing partners or customers which will be conflicted by this deal or which would have to be reviewed after this deal?

Kuno Sommer

No, as you know it's a complementary deal so we don't expect any conflict. Of course in the standard agreement we have changed the control clause but when you do, let's take the example of Elgen it's already been licensed, Elgen in the United States. Of course they would have to write now to terminate the deal but then they have no product. So what we have seen in the Rhein Biotech acquisition, no contract was changed. So from a legal point yes, from a material point no.

Zubin Dastoor - Neue Zürcher Bank

And the second follow up concerning the production facilities. Could you state perhaps how many of the production facilities of Berna would really be adequate for Crucell's technology? Because I know that the Aerugen production site is really up-to-date and state of the art. The other ones are rather a little older, so how much percentage of the production facility of Berna could be really used for Crucell's technology?

Kuno Sommer

As you rightly pointed out the Aerugen is a dedicated facility which you will see from most of the products dedicated. We have one big new development plan for mammalian sales centre and this is clearly a facility which can be utilised for future development in this new company. At the same time the sites are there, the clean rooms are there, it depends on the evolvement of the pipeline. So there

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are possibilities that we have FDA certified production sites with all the ?? in place. So we have room for new projects in the way they come now along the lines.

Zubin Dastoor - Neue Zürcher Bank

OK concerning the pipeline, last question, did Crucell have full insight into all projects of the pipeline and all the details of the results which are already available?

Leon Kruimer

Yes that was an important part of the business deal ?? was performed.

Zubin Dastoor - Neue Zürcher Bank

OK thank you.

ACT ActionCall

Thank you. The next question comes from Mr Peter Welford. Please state your company name followed by your question.

Peter Welford - Merrill Lynch

I have three questions if I can do. The first question is the pipeline. I was wondering if you could please give us an update on the Aerugen and combination vaccines, particularly with regard to Aerugen. I believe the three year interim analysis should have been completed by now so have Crucell seen that three year data? And the fact there's been no press release, does that mean that we do have to wait for the four year data for filing? Because I believe there was a possibility of filing with three year data if it had reached significance.

And the third question is, are there any of the licences that Crucell has that may overlap with Berna's products, or they already have? In which case is there some possibilities that some licence agreements will have to be terminated because there is some conflict of interest with the acquisition with Berna?

Ronald Brus

Thank you Peter, we have three questions. I just want to tackle the third question, Leon will do the second question and Kuno will do the first question.

OK with respect to the overlap it's certainly the case that if you look at our portfolio and look at the portfolio of Berna Biotech there's one very obvious. We have a contract with the biggest flu supplier in the world, Sanofi-Aventis and now we start to sell our own flu programme. And so yes we're going to do something about it. Is it a material conflict? We don't think so. The company is aware of what's happening. But we do see, due to this very much extra accelerated growth potential, in the flu arena, and it has to do with our knowledge about influenza in general, the use of PER.C6 and Crucell's technologies for pandemic flu worldwide. The HSS $100 million grant, the European flu grant, we are catching up with respect to what needs to be known in the area of pandemic flu. So yes we're going to use a lot of information to make sure that we capture the value for our shareholders there.

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And then we get to the first question. We do things turnaround.

Kuno Sommer

Now Aerugen's four year study as you know will be finished, completed as planned, database closing is expected in March/April. The three year results as stated like the two year results, not conclusive because the same guidance and Crucell obviously have seen the same information we have seen, that means we complete the study as planned. That means we were after three years, we had no reason to stop nor to open the study, this was the public's expectations.

ACT ActionCall

Thank you. The next question comes from Mr Nick Turner. Please state your company name followed by your question.

Nick Turner - Jefferies International

I just wondered if you could add some clarification to the rights that Crucell retain on what would be the key partner programmes. I'm thinking of the influenza vaccine and development with Sanofi-Aventis, the HIV vaccine with Merck and the malaria vaccine programme with GSK. Do you, I know that you have rights to the influenza vaccine ex-Japan, I just wondered whether or not within the framework of the Aventis deal whether Crucell have rights or the ability to manufacture and market a PER.C6 influenza vaccine on your own account, or whether that's precluded by the Aventis deal?

And the same would be whether you have rights for marketing either a HIV vaccine or the malaria vaccine in any geographies in the world within the framework of the deals that you have with Merck and GSK?

Ronald Brus

I think let's just split it in three; we have HIV. You know we have a deal there with Merck, it's an exclusive deal. We also have a deal with ERV which is basically under the same terms, the 5% royalty rate. So we're basically, we're betting then on two horses and we just anticipate that one of the two horses will win and for us we hope it's Merck because they're further along, they're in phase 2B and they have treated over 2000 individuals and they're increasing their study size now to 3000 individuals.

With respect to malaria it's very simple. We promised the market basically a deal with GlaxoSmithKline and before the deal is there I cannot tell you what the deal looks like. But I can tell you, given the circumstances of the company today, we're not that much prone to do deals with royalties any more. We'd like to capture upside there and create sales. So let's wait until we have the deal and we can tell you more. But if the deal goes through the way we anticipate it's not going to be a royalty deal.

The other one is influenza. Now obviously we don't have the right to produce influenza virus on PER.C6 and sell that in Europe or the United States. We do have the right to sell it in Japan however I think as everyone knows, our agreement with Sanofi-Aventis with respect to pandemic flu is different, and we cannot tell you exactly how different it is other than there is an equitable distribution of funds going on there. And I think we're absolutely willing to negotiate with Sanofi what is possible for us to get more equitable than currently. And that's what we're trying to do and Sanofi is fully aware of that.

Nick Turner - Jefferies International

So just to clarify, you have the rights in Japan for an influenza vaccine but you do not have the right to produce your own PER.C6 based vaccine for either sale in Europe or the US?

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 11

Ronald Brus

Not in Europe or the US. We do have the rights in Japan and also the rights to produce for Japan and the situation with respect to pandemic flu is a little different to, this is not a royalty bearing agreement but more an equitable distribution of funding, since at the moment we anticipate, when we were doing the deal we didn't anticipate the pandemic threat to come so quickly. There's a lot of room to manoeuvre there and as soon as we have more concrete ideas of where they're going to, we will update you on that.

Nick Turner - Jefferies International

Could I also ask how many doses of flu vaccine Berna make each year, and what their primary markets are?

Kuno Sommer

We can say that so far overall our product ??? licence in more than 40 countries. It was first introduced in Switzerland then rolled out through Europe and just the most recent licence was Korea and we expect next year China. We don't give guidance on single sales but we give guidance that we can, as of now in the next years, we can still double the sales of our flu vaccines. Overall so far we have sold more than 17 million doses since the product was licensed.

Nick Turner - Jefferies International

17 million doses in total?

Kuno Sommer

In total up to now since the product was licensed in Switzerland, but this is not the yearly sales but this is in total. These are the two guidance in the public domain, total sales and future guidance.

Nick Turner - Jefferies International

Could you tell me when it was licensed in Switzerland?

Kuno Sommer

It was licensed in the late '80s.

Nick Turner - Jefferies International

OK and then finally could you tell me whether you've worked on a H5N1 vaccine on chicken eggs?

Kuno Sommer

The pandemic situation, we are in discussion with two governments, that's where we are; Switzerland on the one side and the other side is Spain. And there we will comment as soon as we have the outcome of these negotiations.

Nick Turner - Jefferies International

Thank you.

ACT ActionCall

Thank you. The next question comes from Miss Bridget Kohol. Please state your company name followed by your question.

Bridget Kohol - ??

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 12

One quick question. What happens with ?? on particular ?? with respect to the malaria situation?

And secondly, more a question to ?? how did you value Aerugen because I do get the feeling that Berna is selling it well below its value.

Kuno Sommer

First question ?? on ILA10 ?? Crucell but as you know we have a 50% ownership together with ?? and it's clearly now between now and closing all these questions will be addressed thoroughly and then there will be the decision do we increase our ownership or do we dilute. I think this will be a decision which we can give guidance the moment the deal is closed.

Ronald Brus

And with respect to how we value one of the individual programmes, the Aerugen, I can tell you that we don't give you this kind of guidance exactly. But I can tell you that we happen to be very conservative in these kind of arenas. So what we did is we employ a team of people to the entire portfolio and we gave more thumbs up for the areas where we believe that we could double or triple sales and we were on the conservative side on the things that need to get approved.

Kuno Sommer

The last question was malaria. As you know ?? is the malaria programme. We have in Crucell a licence agreement. I think the data will talk. It's good to have two drivers in this area. It's a big market and it's not an easy one so basically at this moment we have two projects which are totally on different technology platforms.

Bridget Kohol - ??

One more question, I apologise, I don't know Crucell very well but I understand that you expect synergies in production and distribution so I don't understand what can Crucell add to the distribution area for Berna products?

Ronald Brus

I think in all fairness it's the other way round. We are quite rapid innovators with respect to what we can fill the pipeline with. I think that what has been said is that we obviously like to utilise the entire infrastructure at Berna with its reputation and its 100 years of experience to move biologicals further for our own innovative products. So it's the other way round. Although we happen to be, I would say pretty good marketeers of our technology and certainly we're going to make use of that for the Berna technologies, because we just happen to have about nine dedicated business developers and they just happen to have a good reputation of getting in, in a very short period of time technologies accepted in this fast moving world. So yes there are synergies but the biggest synergy is obviously the fact that all innovations we can develop ourselves now rather than to go to partners or to use outsiders and pay them for that.

Next question please?

ACT ActionCall

Thank you. The next question comes from Jerome Bruno. Please state your company name followed by your question.

Jerome Bruno - UBS

Great thank you. Quickly, any risk of any interlopers? Do you fear about that? Somebody else trying to invite themselves to the table?

Leon Kruimer

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 13

I don't know. That is always a risk. I think this combination and the companies have worked together and investigated the opportunities working together now for the better of six months so we too are very confident that this is a very good combination.

Ronald Brus

It might always happen but we think that the strategic fit outweighs the odds quite nicely here. I don't see any other company that fits so well with Berna Biotech as we do at this moment in time, so therefore I think that the proposal that we have on the table is a real good proposal, a fair proposal and a proposal for growth. Thank you.

Jerome Bruno - UBS

Great, thank you very much.

ACT ActionCall

Thank you sir, there appear to be no further audio questions at this time. Please continue.

Leon Kruimer

Very good. If there are no other questions at this time we'd like to thank everybody for their attention and thank you for your participation. I'm sure if there are questions in the coming time we on both sides would be open to respond to that but for now I'd like to thank you and say goodbye.

ACT ActionCall

Ladies and gentlemen this concludes the Crucell conference call. Thank you for participating. You may now disconnect.

END OF CONFERENCE CALL

Transcript of 70003707 ActionCall conference on 1 December 2005	Page 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.
(Registrant)

Date: December 8, 2005	By:	/s/ Leon Kruimer
	Name:	Leon Kruimer
	Title:	Chief Financial Officer